UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-105024

CASCADES INC.

(Exact name of registrant as specified in its charter)

404 Marie-Victorin Blvd.

Kingsey Falls, Québec

Canada J0A 1B0

(819) 363-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.50% Senior Notes due 2021

5.50% Senior Notes due 2022

5.75% Senior Notes due 2023*

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☒* (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

* Each series of Senior Notes listed above was issued in a private transaction not subject to the registration requirements of the U.S. Securities Act of 1933 pursuant to Rule 144A/Regulation S. Accordingly, the registrant is not currently required to file reports under the U.S. Securities Exchange Act of 1934, but has continued to voluntarily file such reports with the U.S. Securities and Exchange Commission. The registrant is filing this Form 15F to provide notice that it will no longer be voluntarily filing such reports with the U.S. Securities and Exchange Commission.

PART I

Item 1.	Exchange Act Reporting History

A.	(i) Cascades Inc. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) in August 2003 when it first registered securities under the U.S. Securities Act of 1933 (the “Securities Act”) in connection with a registered exchange offer relating to its 7¼% Senior Notes due 2013 originally issued in a private placement pursuant to Rule 144A/Regulation S. Such securities were paid in full, and are no longer outstanding.

(ii) The Company currently has three series of notes (the “Notes”) outstanding, which are identified in the table in Item 6 below. Each series of Notes was issued in a private transaction not subject to the registration requirements of the Securities Act pursuant to Rule 144A/Regulation S. Although the Company has no securities currently outstanding for which it has or ever had a reporting obligation, it has voluntarily provided reports to the U.S. Securities and Exchange Commission (the “Commission”) since its reporting obligations arose as a result of the transaction referenced in clause A(i) above.

B.	The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

The Company last sold securities in the United States in a registered offering under the Securities Act in June 2010, when it issued $500 million aggregate principal amount of its 7¾% Senior Notes due 2017 (the “2017 notes”) and $250 million aggregate principal amount of its 7⅞% Senior Notes due 2020 (the “2020 notes”) pursuant to an exchange offer registered on Form F-4/S-4 (File No. 333-166235) relating to such securities originally issued in a private placement pursuant to Rule 144A/Regulation S, which was declared effective in May 2010. The 2017 notes then outstanding were redeemed in full in 2014, and are no longer outstanding. The 2020 notes then outstanding were redeemed in full in 2015, and are no longer outstanding.

Item 3.	Foreign Listing and Primary Trading Market

Not applicable.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

As of August 1, 2019, the following debt securities of the Company remain outstanding. Each series of Notes was issued in a private transaction not subject to the registration requirements of the Securities Act pursuant to Rule 144A/Regulation S.

Notes	Number of Record Holders on a Worldwide Basis
5.50% Senior Notes due 2021	30
5.50% Senior Notes due 2022	37
5.75% Senior Notes due 2023	34

Item 7.	Notice Requirement

The Company disclosed its intent to cease the voluntary filing of reports under Section 13(a) or Section 15(d) of the Exchange Act on August 7, 2019 pursuant to a Form 6-K furnished to the Commission on such date.

In accordance with the indentures governing the Notes, the Company will provide reports to the trustees under the indentures and upon request to the holders of the Notes. The Company is a reporting issuer in Canada and, as such, is subject to continuous disclosure and other obligations applicable to Canadian reporting issuers under applicable Canadian securities laws. The filings that the Company makes with the Canadian securities regulatory authorities (“CSA”) may be retrieved, accessed and printed, free of charge, through the System for Electronic Document Analysis and Retrieval (SEDAR), the internet website maintained on behalf of the CSA.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cascades Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Cascades Inc. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

CASCADES INC.

By:	/s/ Robert F. Hall
Name:	Robert F. Hall
Title:	Chief Legal Officer and Corporate Secretary

Date: August 7, 2019